March 15, 2017

John D. Brown
Attorney-Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Gold Entertainment Group, Inc.
Form 10-12G/A
Filed March 15, 2017
File No. 000-28571

Dear Mr. Brown:

Enclosed is Amendment One to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated January 30, 2017.

1. The Company acknowledges that its registration statement is now effective as of the date of this letter and attached amended filing.

2. The amended filing contains additional language in ITEM 1 to more completely explain is business strategy and objectives. The Company, because of its business strategy, believes it is not a blank check company but is an emerging growth company that may be considered a shell company as disclosed throughout the Registration Statement. It is not currently engaged in any offering. The definition of a blank check company is not the same as a shell company. We believe that the Company is not a "Blank Check" company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

3. As of the date of the original filing, Mr Schiemann believed that the terms of the bar were no longer in effect as it related to this filing. He has resigned as CFO and Director effective February 28, 2017. The resignation and subsequent Florida state filing are attached and included in the updated Exhibits. This amended filing also reflects these facts in several places.

The Company will not be adversely effected by this resignation, nor will its ability to prepare GAAP financials for review and audit by its PCAOB auditor be effected. The Company has prepared such filings and reported them on its website, goldentertainment.com, for the past several years.

4. Our common stock can become subject to penny stock regulation, page 7

We have revised the Risk Factor on page 7 to correct and include new language that we are subject to the are subject specifically to the penny stock regulations.

5. ITEM 2: Liquidity and Capital Resources has been amended to read as follows:

"As of October 31, 2016, we had an accumulated deficit of $3,012,175 and cash in the bank of $514. Since our inception, we have experienced negative cash flows and have met our operating requirements by incurring debt. From inception additional cash has been obtained from related parties in the form of loans. As of October 31, 2016 $103,445, which includes the accumulated consulting fees, is due to Mr. Fytton, our CEO. These advances are short-term in nature, non-interest bearing and are the primary source of funding for the Company. We relied primarily on these loans to meet our cash requirements. Mr. Fytton has undertaken to continue these advances as necessary for the continued operation of the Company."

The Company does not have a "revolving credit facility" and any references to a revolving credit facility have been removed in the amended filing.

6. ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, has been amended to read as follows:

"As of the date of this filing and since October 31, 2016, there have been no issuances of any class of stock, warrants or any other security."

The same wording has been added to ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

7. ITEM 5 has been updated with additional language added covering the specific experience , qualifications and skill of Mr. Fytton, the CEO. Since April 2002 Mr. Fytton has served as an Officer and Director of Gold Entertainment Group Inc. This fact, in combination with his over 18 years experience in working many public companies as a consultant and advisor, should provide sufficient evidence of his capability to act as CEO and a Director of the filer.

8. ITEM 7 has the following additional language added:

"These advances are short-term in nature, non-interest bearing and are the primary source of funding for the Company."

9. The Company does not have a "revolving credit facility" and any references to a revolving credit facility have been removed in the amended filing. Accordingly no new exhibit is necessary.

10. The correct financial table has been inserted.

/s/ Hamon Fytton, CEO Gold Entertainment Group Inc.